Exhibit 99.1

WEIBO CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 2, 2017

On Thursday, November 2, 2017, Weibo Corporation, a Cayman Islands company (the “Company”), will hold its annual general meeting (the “AGM”) of shareholders at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong. The meeting will begin at 2:00 p.m. (Hong Kong time).

Only shareholders registered in the Company’s register of members at the close of business on October 2, 2017 (the “Record Date”) are entitled to receive notice of and vote at the AGM or any adjourned or postponed meeting thereof. At the AGM, following resolutions will be considered, and if thought fit, passed as ordinary resolutions:

“RESOLVED,

•                  THAT Mr. Charles Chao shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association; and

•                  THAT Mr. Daniel Yong Zhang shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association.

In addition, the meeting will transact any other business properly brought before the meeting.

Certain biographic information of Mr. Charles Chao and Mr. Daniel Yong Zhang is set out in Appendix I hereto.

Shareholders registered in the Company’s register of members at the close of business on the Record Date are cordially invited to attend the AGM in person. Your vote is important.  Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card as promptly as possible, and in any event, not less than 48 hours before the time appointed for the holding of the AGM, in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the AGM.  The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion.  Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions.  If you change your mind after you return your proxy card, you may revoke your proxy by voting in person at the AGM, or by submitting a notice of revocation of another proxy card with a later date up to 48 hours before the AGM or later at the discretion of the Chairman of the AGM.

HOLDERS OF THE COMPANY’S AMERICAN DEPOSITARY SHARES (“ADSs”) WHO WISH TO EXERCISE THEIR VOTING RIGHTS FOR THE UNDERLYING ORDINARY SHARES MUST ACT THROUGH THE DEPOSITARY OF THE COMPANY’S ADS PROGRAM, JPMORGAN CHASE BANK, N.A.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at ir.weibo.com, or by contacting Investor Relations Department, Weibo Corporation, No.8 Sina Plaza, Courtyard 10, the West, XiBeiWang E.R. HaiDian District, Beijing 100193, People’s Republic of China, telephone +86 10 5898-3017.

By Order of the Board of Directors,

/s/Charles Chao
Charles Chao
Chairman of the Board of Directors

Beijing, China

September 29, 2017

APPENDIX I

BIOGRAPHIC INFORMATION OF THE
RETIRING DIRECTORS STANDING FOR RE-ELECTION

Certain biographic information of the retiring directors is set forth below:

Charles Chao has served as our Chairman of the board of directors since our inception. He has served as the Chairman of the board of directors of our parent, SINA, since August 2012, and has been SINA’s Chief Executive Officer since May 2006. He served as SINA’s President from September 2005 to February 2013, Chief Financial Officer from February 2001 to May 2006, Co-Chief Operating Officer from July 2004 to September 2005. He also served as SINA’s Executive Vice President from April 2002 to June 2003 and Vice President, Finance from September 1999 to January 2001. Prior to joining SINA, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP. Prior to that, Mr. Chao was a news correspondent at Shanghai Media Group. Mr. Chao is currently a director of Leju Holdings Ltd., an NYSE-listed company providing online-to-offline (O2O) real estate services in China, and a director of NetDragon Websoft Inc., an HKSE-listed company providing technology for online gaming. Mr. Chao holds a B.A. in Journalism from Fudan University in Shanghai, China, an M.A. in Journalism from the University of Oklahoma and a Master of Professional Accounting degree from the University of Texas at Austin.

Daniel Yong Zhang has served as our director since May 2014. Mr. Zhang has been Chief Executive Officer of Alibaba Group Holding Limited, a leading online and mobile commerce company listed on the NYSE, since May 2015, and has served as Alibaba’s director since September 2014. After joining Alibaba group in August 2007, Mr. Zhang served multiple senior management roles within the group. He served as Chief Operating Officer from September 2013 to May 2015, as President of Tmall.com from June 2011 to September 2013, and as Chief Financial Officer of Taobao Marketplace from August 2007 to June 2011 while concurrently served as General Manager of Tmall.com starting in April 2008 to June 2011. Prior to joining Alibaba, Mr. Zhang served as Chief Financial Officer of Shanda Interactive Entertainment Limited, an online game developer and operator then listed on NASDAQ, from August 2005 to August 2007. From 2002 to 2005, he was a senior manager of PricewaterhouseCoopers’ Audit and Business Advisory Division in Shanghai. Mr. Zhang is Chairman of the Board of Intime Retail Group and a director of Haier Electronics Group, both listed on the Hong Kong Stock Exchange. He is also a member of the WEF International Business Council and serves on the board of directors of the Consumer Goods Forum. Mr. Zhang received a bachelor’s degree in finance from Shanghai University of Finance and Economics. He is a member of the Chinese Institute of Certified Public Accountants.